Exhibit 21

Subsidiaries

Subsidiary’s Name	State of Incorporation
HCI Acquisition Corp.	New York

Safe Com Inc.	New York

Live Message America Acquisition Corp.	New York

North Shore Answering Service, Inc.	New York

Answer Connecticut Acquisition Corp.	New York

MD OnCall Acquisition Corp.	New York

American MediConnect Acquistion Corp.	New York